Exhibit 99.1

712 Fifth Avenue, L.P.

and Subsidiaries

(A New York Limited Partnership)

Consolidated Financial Statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 and Independent Auditors’ Report

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

INDEPENDENT AUDITORS’ REPORT

To the Partners of

712 Fifth Avenue, L.P. and Subsidiaries:

We have audited the accompanying consolidated financial statements of 712 Fifth Avenue, L.P. and Subsidiaries (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in partners’ deficit, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 712 Fifth Avenue, L.P. and Subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, NY

February 12, 2020

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	December 31, 2019	December 31, 2018
Assets
Real estate, at cost
Land	$68,163	$68,163
Buildings and improvements	281,353	267,851
	349,516	336,014
Accumulated depreciation and amortization	(142,603)	(133,725)
Real estate, net	206,913	202,289
Cash and cash equivalents	31,216	28,911
Restricted cash	2,224	2,526
Accounts and other receivables	1,611	6,329
Deferred rent receivable	14,711	13,618
Deferred charges, net of accumulated amortization of $5,259 and $5,847	7,703	6,575
Other assets	158	7,770
Total assets	$264,536	$268,018

Liabilities and Partners' Deficit
Mortgage note payable, net of deferred financing cost of $3,047 and $3,457	$296,953	$296,543
Accounts payable and accrued expenses	6,607	6,251
Other liabilities	271	445
Total liabilities	303,831	303,239

Partners' deficit	(39,295)	(35,221)
Total liabilities and partners' deficit	$264,536	$268,018

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands)	For the Year Ended December 31,
	2019	2018	2017
Revenues:
Rental revenue	$46,152	$59,837	$56,853
Other income	674	550	683
Total revenues	46,826	60,387	57,536
Expenses:
Operating	26,082	25,127	24,438
Depreciation and amortization	10,918	11,908	12,128
Total expenses	37,000	37,035	36,566
Other income (expense):
Unrealized gain on interest rate swaps	-	-	1,896
Interest and other income, net	518	626	222
Interest and debt expense	(10,722)	(10,722)	(11,353)
Net (loss) income	$(378)	$13,256	$11,735

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

(Amounts in thousands)	General Partners	Limited Partners	Total Partners' Deficit

Balance as of January 1, 2017	$(126)	$(6,314)	$(6,440)
Net income	234	11,501	11,735
Distributions	(920)	(45,048)	(45,968)
Balance as of December 31, 2017	(812)	(39,861)	(40,673)
Net income	265	12,991	13,256
Distributions	(156)	(7,648)	(7,804)
Balance as of December 31, 2018	(703)	(34,518)	(35,221)
Net loss	(8)	(370)	(378)
Distributions	(74)	(3,622)	(3,696)
Balance as of December 31, 2019	$(785)	$(38,510)	$(39,295)

Partnership interests as of December 31, 2019, 2018, 2017	2.00%	98.00%	100.00%

See notes to consolidated financial statements.

712 FIFTH AVEUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(Amounts in thousands)	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(378)	$13,256	$11,735
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	10,918	11,908	12,128
Unrealized gain on interest rate swaps	-	-	(1,896)
Straight-lining of rental income	(1,093)	(162)	(665)
Amortization of deferred financing costs	410	411	749
Changes in operating assets and liabilities:
Accounts and other receivables	4,718	(6,033)	4
Deferred charges	(2,572)	(792)	(864)
Other assets	7,612	(7,574)	3
Accounts payable and accrued expenses	1,331	522	1,036
Other liabilities	(174)	265	(106)
Net cash provided by operating activities	20,772	11,801	22,124

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate	(15,073)	(8,797)	(4,676)
Cash used in investing activities	(15,073)	(8,797)	(4,676)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to the partners	(3,696)	(7,804)	(45,968)
Repayment of the mortgage note payable	-	-	(246,500)
Settlement of swap liability	-	-	(3,141)
Proceeds from mortgage note payable	-	-	300,000
Additions to deferred financing costs	-	-	(4,107)
Net cash (used in) provided by financing activities	(3,696)	(7,804)	284

Net increase (decrease) in cash and cash equivalents and restricted cash	2,003	(4,800)	17,732
Cash and cash equivalents and restricted cash at beginning of period	31,437	36,237	18,505
Cash and cash equivalents and restricted cash at end of period	$33,440	$31,437	$36,237

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents at beginning of period	$28,911	$31,511	$18,430
Restricted cash at beginning of period	2,526	4,726	75
Cash and cash equivalents and restricted cash at beginning of period	$31,437	$36,237	$18,505

Cash and cash equivalents at end of period	$31,216	$28,911	$31,511
Restricted cash at end of period	2,224	2,526	4,726
Cash and cash equivalents and restricted cash at end of period	$33,440	$31,437	$36,237

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$10,311	$10,311	$10,032

NON-CASH TRANSACTIONS:
Additions to real estate included in accounts payable and accrued expenses	$1,429	$2,404	$1,110
Write-off of fully amortized and/or depreciated assets	$2,628	$7,709	$4,681

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization

712 Fifth Avenue, L.P. (A New York Limited Partnership), (the “Partnership”) was formed on March 19, 1998. On June 24, 1998, the Partnership acquired an office building along with its underlying land (the “Property”), which is located in New York City and known as “712 Fifth Avenue”.

2.Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). These consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Significant Accounting Policies

Real Estate

Real estate is carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of real estate are capitalized. Maintenance and repair expenses are charged to expense as incurred.  Depreciation is recognized on a straight-line basis over estimated useful lives of the assets, which range from 5 to 40 years.  Tenant improvements are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Real estate is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment analysis is based on its current plans, intended holding periods and available market information at the time the analysis is prepared. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the property’s carrying amount over its estimated fair value. Estimates of fair value are determined using discounted cash flow models, which consider, among other things, anticipated holding periods, current market conditions and utilize unobservable quantitative inputs, including appropriate capitalization and discount rates. If the Partnership’s estimates of the projected future cash flows, anticipated holding period, or market conditions change, the evaluation of impairment losses may be different and such differences could be material to the Partnership’s consolidated financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold real estate over longer periods decrease the likelihood of recording impairment losses.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term highly liquid investments with original maturity of three months or less. The majority of the Partnership’s cash and cash equivalents are held at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit. To date, the Partnership has not experienced any losses on its invested cash.

Restricted Cash

Restricted cash consists primarily of security deposits held on behalf of its tenants, cash escrowed under loan agreements for capital improvements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Charges

Deferred charges include deferred leasing costs, which consist of fees and direct costs related to successful leasing activities. Such costs are amortized on a straight-line basis over the lives of the related leases and recognized on the consolidated statement of operations as a component of “depreciation and amortization”.

Deferred Financing Costs

Deferred financing costs consist of fees and direct costs incurred in obtaining such financing and are recorded as a reduction of mortgage note payable. Such costs are amortized over the terms of the loan agreement and recognized as a component of “interest and debt expense” on the consolidated statements of operations.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value.  The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).  ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in its assessment of fair value.  Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of the Partnership’s financial and non-financial assets and liabilities.  Accordingly, the Partnership’s fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets or settlement of these liabilities.

The Partnership uses the following methods and assumptions in estimating fair value for financial instruments that are presented at fair value in the consolidated balance sheets:

Interest Rate Swaps

Interest rate swaps are valued by a third-party specialist using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each swap. This analysis reflects the contractual terms of the interest rate swaps and uses observable market-based inputs, including interest rate curves and implied volatilities. Interest rate swaps are classified as Level 2 in the fair value hierarchy.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Rental Revenue

Rental revenue is recognized in accordance with ASC Topic 842, Leases, and consists of (i) cash rents, which represents revenue each tenant pays in accordance with the terms of its respective lease and that is recognized on a straight-line basis over the non-cancelable term of the lease, and includes the effects of rent steps and rent abatements under the leases, (ii) tenant reimbursements, which are recoveries of all or a portion of the operating expenses and real estate taxes of the property and is recognized in the same period as the expenses are incurred and (iii) lease termination income. The Partnership’s leases, which comprise the lease-up of office, retail and storage space to tenants, primarily under non-cancellable operating leases, have terms generally ranging from five to fifteen years. Most of the Partnership’s leases provide tenants with extension options at either fixed or market rates and a number of its leases provide tenants with options to early terminate, but such options generally impose an economic penalty on the tenant upon exercising.

The Partnership evaluates the collectibility of our tenant receivables for payments required under the lease agreements. If the Partnership determines that collectibility is not probable, the difference between rental revenue recognized and rental payments received is recorded as an adjustment to “rental revenue” in its consolidated statements of operations.

Other Income

Other income includes income from tenant requested services, including overtime heating and cooling.

Income Taxes

The Partnership, itself, is not subject to U.S. federal or state income taxes.  The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners.  Generally, New York City imposes an unincorporated business tax (“UBT”) on partnerships engaged in a trade or business in New York City.  However, New York City provides an exemption for unincorporated businesses engaged in certain real estate activities, including acquiring, holding, and disposing of real estate assets for its own account.  The Partnership qualifies for this exemption and files its New York City UBT tax returns accordingly.  As such, no provision for income taxes is reflected in the consolidated financial statements.

The Partnership files a U.S. federal, New York State and New York City tax return.  As of December 31, 2019, the Partnership’s tax years for 2016, 2017, and 2018 are subject to examination by tax authorities.  For all open tax years, the Partnership has concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return.  The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

For tax years beginning on or after January 1, 2018, the Company is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the “Centralized Partnership Audit Regime”).  Under the Centralized Partnership Audit Regime, any IRS audit of the Company would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that the Company would pay an “imputed underpayment” including interest and penalties, if applicable.  Its partnership agreement does not stipulate how the Company will address imputed underpayments. If the Company receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time.  Any payments that the Company ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such payment is made.

Further, each partners’ share of net assets reflected in the consolidated financial statements differ from amounts reported in the Partnership’s U.S. federal tax return because of differences between U.S. GAAP and federal income tax basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

Recently Issued Accounting Pronouncements Not Materially Impacting the Partnership’s Financial Statements

In February 2016, the FASB issued ASU 2016-02, an update to ASC Topic 842, Leases. ASU 2016-02 amends the existing guidance for lease accounting by requiring lessees to, among other things, (i) recognize most leases on their balance sheets, (ii) classify leases as either financing or operating, and (iii) record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. ASU 2016-02 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2018, with early adoption permitted. The Partnership adopted the provisions of ASU 2016-02 on January 1, 2019, using the alternative modified retrospective method, also known as the transition relief method, permitted under ASU 2018-11.

While accounting for lessors under ASU 2016-02 is substantially similar to existing lease accounting guidance, lessors are required to separate payments received pursuant to a lease between lease components (payments received towards the leased space) and non-lease components (payments received towards common area maintenance activities). In July 2018, the FASB issued ASU 2018-11, which provided lessors with a practical expedient to not separate lease and non-lease components, if certain criteria are met. Upon the adoption of ASU 2016-02, the Partnership elected this practical expedient and accordingly, combined lease and non-lease components into rental revenue on the Partnership’s consolidated statements of operations. The Partnership accounts for both components under ASC Topic 842.

ASU 2016-02 also requires companies to account for the impairment of receivables arising from operating leases (previously recorded as bad debt expense, a component of “operating expenses”), as a reduction to “rental income”. Accordingly, beginning on January 1, 2019, impairment of receivables arising from operating leases, if any, will be recorded as a reduction of rental income and are no longer reflected as bad debt expense.

Furthermore, ASU 2016-02 also updates the definition of initial direct costs for both lessees and lessors to include only incremental costs of a lease that would not have been incurred if the lease had not been obtained. This ASU also provides a package of practical expedients which permits companies not to reassess under ASC Topic 842, its prior conclusions about lease identification, lease classification and initial direct costs. This adoption did not have an impact on the Partnership’s consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, an update to ASC Topic 326, Financial Instruments – Credit Losses. ASU 2016- 13 requires measurement and recognition of expected credit losses on financial instruments measured at amortized cost at the end of each reporting period rather than recognizing the credit losses when it is probable that the loss has been incurred in accordance with current guidance. In November 2018, the FASB issued ASU 2018-19, which clarified that receivables arising from operating leases are not within the scope of ASC Topic 326, and instead, impairment of receivables arising from operating leases should be accounted for under the scope of ASC Topic 842, Leases. In May 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting ASU 2016-13 by allowing entities to elect the fair value option on certain financial instruments. ASU 2016-13 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2019, with early adoption permitted. The Partnership does not believe the adoption of ASU 2016-13 will have a material impact on the Partnership’s consolidated financial statements.

In December 2018, the FASB issued ASU 2018-20, an update to ASC Topic 842, Leases. ASU 2018-20 allows lessors to make an accounting policy election not to evaluate whether sales taxes and similar taxes imposed by a governmental authority on a specific lease transaction and collected by the lessor from the lessee are the primary obligation of the lessor. A lessor that makes this election must exclude from the consideration in the contract and from variable payments not included in the consideration in the contract all taxes within the scope of the election and make additional disclosures. ASU 2018-20 requires a lessor to exclude lessor costs paid directly by a lessee to third parties on the lessor’s behalf from variable payments, but lessor costs that are paid by the lessor and reimbursed by the lessee are required to be included in variable payments. The effective date of ASU 2018-20 is required to coincide with the effective date of ASU 2016-02. The Partnership adopted the provisions of ASU 2018-20 on January 1, 2019 in conjunction with the adoption of ASU 2016-02. This adoption did not have an impact on the Partnership’s consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.       Mortgage Note Payable

On June 13, 2017, the Partnership obtained a $300,000,000 loan secured by a mortgage (the “Loan”). The Loan is interest-only and has a fixed rate of 3.39% with a maturity date of July 7, 2027. Pursuant to the Loan, the Partnership was required to fund approximately $5,836,000 into an escrow account for outstanding leasing obligations as of the closing date. At December 31, 2019, the escrow account balance was $1,593,000.

In conjunction with the Loan, the Partnership incurred approximately $4,107,000 in financing costs. These costs have been capitalized and are being amortized using the straight-line method which approximates the effective interest method, over the term of the Loan.

4.	Interest Rate Swaps

The Partnership had interest rate swaps with an aggregate notional amount of $135,000,000 that were not designated as hedges. For the year ended December 31, 2017, the Partnership recognized unrealized gain of $1,896,000 from the change in the fair value of these interest rate swaps. The Partnership repaid the outstanding swap liability of $3,141,000 in conjunction with the loan refinancing in 2017.

5.Partners’ Deficit

The Partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the general partners. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of the partnership’s income or loss.

Net profit or loss of the Partnership is allocated among the partners in accordance with their ownership interests. The partnership agreement in certain instances prohibits the allocation of losses to a partner to the extent that such an allocation would create or increase a negative capital account as defined in the partnership agreement.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.Revenues

The Partnership’s revenues consist of rental revenues from contracts with customers. The following table sets forth the details of the Partnerships revenues.

	For the Year Ended December 31, 2019
(Amounts in thousands)	2019		2018	2017
Rental revenue (1)	$46,152	(2)	$59,837	$56,853
Other income (3)	674		550	683
Total revenues	$46,826		$60,387	$57,536

(1)Includes $2,854, $6,081 and $937 in 2019, 2018 and 2017, respectively of income from the tenants terminating their leases prior to the lease expiration date, of which $2,854 and $5,707 in 2019 and 2018, respectively, relate to a major tenant occupying 15.8% of the Property.

(2)Includes $5,309 for the year ended December 31, 2019 of variable rental revenue, primarily related to tenant reimbursements and lease termination.

(3)Primarily comprised of tenant requested services, including overtime heating and cooling.

Rental Revenues

The following table is a schedule of future undiscounted cashflows under non-cancelable operating leases as of December 31, 2019, for each of the five succeeding years commencing January 1, 2020.

(Amounts in thousands)
2020	$38,576
2021	38,882
2022	37,042
2023	32,885
2024	26,114
Thereafter	83,807
Total	$257,306

7.Related Party Transactions

The Property is managed by a subsidiary of the OP. For the years ended December 31, 2019, 2018 and 2017, the Partnership incurred $1,661,000, $2,122,000 and $2,021,000, respectively in property and asset management fees, included in “operating expenses” on the consolidated statements of operations. For the years ended December 31, 2019, 2018 and 2017, the Partnership also incurred $713,000, $455,000 and $217,000 in construction fees, respectively, included in “building improvements” and for the year ended December 31, 2017 the Partnership incurred $431,000 in leasing fees, included in “deferred charges, net” on the consolidated balance sheet.

The Partnership entered into agreements with Kramer Design Services (“Kramer Design”) to, among other things, create and design marketing materials with respect to the vacant retail space at 712 Fifth Avenue. Kramer Design is owned by the spouse of Albert Behler, Chairman, Chief Executive Officer and President of Paramount Group, Inc., the sole general partner of the OP. For the year ended December 31, 2019, the Partnership incurred $652,000 of fees in connection with these agreements of which, $445,000 is included in “operating expenses” on the consolidated statement of operations and $207,000 is included in “building improvements” on the consolidated balance sheet. As of December 31, 2019, the Partnership owed $30,000 to Kramer Design, which is included as a component of “accounts payable and accrued expenses” on the consolidated balance sheet.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.Commitments and Contingencies

Insurance

The Partnership carries commercial general liability coverage on the Property, with limits of liability customary within the industry. Similarly, the Partnership is insured against the risk of direct and indirect physical damage to the Property including coverage for the perils such as floods, earthquakes and windstorms. The Partnership’s policies also cover the loss of rental income during an estimated reconstruction period. The Partnership’s policies reflect limits and deductibles customary in the industry and specific to the building. The Partnership currently has coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While the Partnership does carry commercial general liability insurance, property insurance and terrorism insurance with respect to the Property, these policies include limits and terms the Partnership considers commercially reasonable. In addition, there are certain losses (including, but not limited to, losses arising from known environmental conditions or acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in the Partnership’s belief, economically impractical to maintain such coverage. Should an uninsured loss arise against the Partnership, the Partnership would be required to use its own funds to resolve the issue, including litigation costs. The Partnership believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in consultation with the Partnership’s insurance advisors, the Partnership believes the Property is adequately insured.

Other Commitments and Contingencies

The Partnership is a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which the Partnership may be subject from time to time may result in defense costs against the Partnership, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on the Partnership’s financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of the Partnership’s insurance coverage, which could adversely impact the Partnership’s results of operations and cash flow.

Pursuant to the Partnership’s mortgage debt, certain covenants restrict the sale of assets, limit future borrowings and place limitations on distributions excluding distributions for income taxes. In addition, the Partnership is required to satisfy certain ratios concerning indebtedness to value of the property and debt service coverage. As of December 31, 2019, the Partnership believes it is in compliance with all of the Partnership’s covenants.

As of December 31, 2019, the Partnership had $11,021,000 of commitments relating to tenant improvements and capital expenditures.

9.Subsequent Events

No events have occurred after December 31, 2019, but before February 12, 2020, the date of the consolidated financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the consolidated financial statements.

******